June 4, 2014 Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Grant Thornton

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Shanghai 200001, China

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致同会计师事务所（特殊普通合伙） 上海办公室

中国上海市西藏中路 268 号 来福士广场 45 楼

邮编 200001

电话：+86 21 2322 0200

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www.grantthornton.cn

Ladies and Gentlemen:

We have read the disclosures on the accompanying Form 6-K of China Ceramics Co. Ltd. (the “Company”). We do not fully agree with the statements set forth under the heading “Withdrawal of Reliance on Audit Opinions by Grant Thornton,” and believe the following information is necessary for purposes of accuracy and completeness.

During the course of our 2013 audit of the Company certain information and documents came to our attention that caused us to question the integrity of management. These matters included:

a)	Several accounts receivable confirmations were received by us that showed similar handwriting on the remittance envelopes. These confirmations were from different customers/provinces. Management initially indicated to us that the handwriting was not similar. However, after further questioning, management admitted the handwriting was the same as they had asked a member of the management team to assist their customers in completing the confirmations. This was viewed as interference in our confirmation process.

b)	An audit confirmation received by us from a bank indicated the existence of a previously unknown financial instrument that may potentially be a significant liability. When we questioned management they indicated that the explanation from the bank on that confirmation was incorrect. A letter was then received by us purporting to be from the same bank, but from a different individual, with no bank letter head and a different “chop”. This letter indicated that the bank had made a mistake in the confirmation but the authenticity of the letter could not be verified by us or the bank. A request to obtain a “power of attorney” from the Company in order to obtain the Company’s credit report from the People’s Bank of China to validate the Company’s explanation was denied.

c)	2012 tax expenses reported on the Company’s December 31, 2012 income and cash flow statements were significantly higher than the amounts published by the local tax authorities on local tax authorities’ website. A request to obtain a “power of attorney” from the Company in order to obtain additional information from the local tax authorities independently was denied. We also asked for the user name and password to access the website of local tax authority to verity annual tax paid but the request was denied.

Grant Thornton China is a member firm of Grant Thornton International. The member firms are not a worldwide partnership. Services are delivered independently by the member firms.

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d)	One of the Company’s customers responded to an accounts receivable confirmation but we later determined that the customer’s legal entity had been closed in the same month that we received the confirmation from the customer.

As a result of these developments and to ensure that we obtained information necessary to complete our audit, on April 23, 2014 we requested that the Audit Committee of the Board of Directors, with the assistance of outside professionals, perform a formal independent investigation. The Audit Committee declined to perform an independent investigation and we were dismissed as the Company’s auditors on April 30, 2014.

We will expect that as a foreign private issuer, there would be additional disclosures related to our termination made by the Company in accordance with item 16F of Form 20F.

Prior periods’ financial reports:

We have reached the conclusion that the aforementioned facts and other matters that undermined our ability to rely on the representations of management, that we will no longer be able to place reliance on management’s representations in relation to prior period financial reports.

Very truly yours,

GRANT THORNTON

Grant Thornton China is a member firm of Grant Thornton International. The member firms are not a worldwide partnership. Services are delivered independently by the member firms.